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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 SeraCare, Inc.
                                (Name of Issuer)

                         Common Stock**, $.001 par value
                         (Title of Class of Securities)

                                   8174732101
                                 (CUSIP Number)

                                February 13, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


  **This filing relates to securities convertible into Common Stock.




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-----------------------------
CUSIP No.  8174732101                 13G
-----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pecks Management Partners, Ltd.
             11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
           Not applicable
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,100,572
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,100,572
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            None
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,100,572
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                             [ ]

           Not Applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           24%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       2
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Item 1(a):              Name of Issuer:
---------               --------------
                        SeraCare, Inc. (the "Company").

Item 1(b):              Address of Issuer's Principal Executive Offices:
---------               -----------------------------------------------
                        1925 Century Park East
                        Suite 1970
                        Los Angeles, California 90067

Items 2(a)              Name of Person Filing; Address of Principal
and 2(b):               Business Office:
----------              -------------------------------------------
                        Pecks Management Partners Ltd. The principal business address is One Rockefeller Plaza, Suite 900,
                        New York, NY 10020.

Item 2(c):              Citizenship:
---------               -----------
                        New York

Item 2(d):              Title of Class of Securities:
---------               ----------------------------
                        Common stock, par value $.001 per share.*

                        *This filing relates to securities
                         convertible into Common Stock.

Item 2(e):              CUSIP Number:
---------               ------------
                        8174732101

Item 3:                 If the reporting person is an investment adviser
------                  in accordance with Paragraph 240.13d1(6)(1)(ii)(E),
                        check this box.                 [X]
                        ---------------------------------------------------

Items 4(a)-(c):         Ownership:
--------------          ---------
                        As of February 13, 1998:

                        (a)  2,100,572 shares

                        (b)  24%

                        (c)   (i)   2,100,572
                              (ii)  None
                              (iii) 2,100,572
                              (iv)  None

                                       3

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Item 5:                 Ownership of Five Percent or Less of a Class:
------                  --------------------------------------------
                        Not Applicable.

Item 6:                 Ownership of More than Five Percent on Behalf
------                  of Another Person:
                        ---------------------------------------------
                        Shares as to which this schedule is filed are owned by four investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from any sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below.

                        Delaware State Employees' Retirement Fund

Item 7:                 Identification and Classification of the
------ Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        --------------------------------------------
                        Not Applicable.

Item 8:                 Identification and Classification of
------                  Members of the Group:
                        ------------------------------------
                        Not Applicable.

Item 9:                 Notice of Dissolution of Group:
------                  ------------------------------
                        Not Applicable.

Item 10:                Certification:
-------                 -------------
                        "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                       4
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1998




                                            By: /s/ Robert J. Cresci
                                              Name:  Robert J. Cresci
                                              Title: Managing Director















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